UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Rockville Financial, Inc.
(Name of Subject Company (issuer))
Rockville Financial, Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Certain Options Granted under the Rockville Financial, Inc.
2006 Stock Incentive Award Plan
to Purchase Common Stock, no par value
(Title of Class of Securities)
774186100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Richard J. Trachimowicz
Rockville Financial, Inc.
25 Park Street
Rockville, Connecticut 06066
(860) 291-3600
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
William W. Bouton III, Esq.
Robert J. Metzler II, Esq.
Tyler Cooper & Alcorn, LLP
185 Asylum Street, Cityplace I , 35th Flr
Hartford, Connecticut 06103
(860) 725-6200
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 1 announces the termination on October 26, 2007 of the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 26, 2007 by Rockville Financial, Inc., a Connecticut mid-tier holding company (“Rockville Financial”), relating to the offer by Rockville Financial to purchase all outstanding eligible options to purchase shares of Rockville Financial common stock, no par value, with an exercise price of $17.77 per share granted on December 13, 2006, to persons other than Directors and executive officers as of that date, under the Rockville Financial, Inc. 2006 Stock Incentive Award Plan, for $2.61 in cash per option, net of applicable withholding taxes and without interest.
     Capitalized terms used and not defined in this Amendment No. 1 have the meanings given to those terms in the Schedule TO.
     Section 5 of the Offer to Purchase is hereby amended and updated to provide the following:
     5. Acceptance for Purchase of Options and Payment of Cash Amount.
     The Offer to Purchase expired at 5:00 p.m., Eastern time, on October 26, 2007. Pursuant to the Offer to Purchase, Rockville Financial has accepted for purchase all properly tendered and not validly withdrawn options eligible for the Offer to Purchase, which options represented the right to purchase an aggregate of 43,100 shares of Rockville Financial’s common stock. Upon the terms and subject to the conditions of the Offer to Purchase, Rockville Financial will promptly pay an aggregate purchase price of $112,491 for such tendered options.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rockville Financial, Inc.
/s/ Gregory A. White
Gregory A. White,
Senior Vice President Chief Financial Officer

Date: November 2, 2007